    As filed with the Securities and Exchange Commission on January 3, 2001
--------------------------------------------------------------------------------
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO
                               (Amendment No. 2)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                      Objective Systems Integrators, Inc.
                       (Name of Subject Company (Issuer))

                            Tahoe Acquisition Corp.
                           Agilent Technologies, Inc.
                           (Names of Filing Persons)

                                 COMMON STOCK,
                                $ .001 PAR VALUE
                         (Title of Class of Securities)

                                  674424-10-6
                     (CUSIP Number of Class of Securities)

                            D. Craig Nordlund, Esq.
              Senior Vice President, General Counsel and Secretary
                           Agilent Technologies, Inc.
                               395 Page Mill Road
                        Palo Alto, California 94303-0870
                                 (650) 752-5000
           (Name, address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                with a copy to:

                             Larry W. Sonsini, Esq.
                             John T. Sheridan, Esq.
                            Steve L. Camahort, Esq.
                            Robert D. Sanchez, Esq.
           Wilson Sonsini Goodrich & Rosati, Professional Corporation
                               650 Page Mill Road
                              Palo Alto, CA 94304
                                 (650) 493-9300

                           CALCULATION OF FILING FEE

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--------------------------------------------------------------------------------

          Transaction valuation (1)                         Amount of Filing Fee
--------------------------------------------------------------------------------
                $707,420,410                                      $141,484
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) For purposes of calculating the filing fee only. This calculation assumes the purchase of 39,854,671 shares of Common Stock of Objective Systems Integrators, Inc. at the tender offer price of $17.75 per share of Common Stock.
(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 as amended, equals 1/50 of 1% of the transaction value.
[X] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: $141,484
    Form or Registration No.: Schedule TO
    Filing Party: Agilent Technologies, Inc.
    Date Filed: December 6, 2000
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
[_] Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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--------------------------------------------------------------------------------

  This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on December 6, 2000, as amended by Amendment No. 1 to the Schedule TO, filed with the SEC on December 26, 2000, relating to the commencement by Tahoe Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Agilent Technologies, Inc., a Delaware corporation ("Parent"), of its offer to purchase all of the outstanding shares of common stock, $0.001 par value ("Common Stock" or "Shares"), of Objective Systems Integrators, Inc., a Delaware corporation (the "Company"), at a price of $17.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

  The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Capitalized terms used an not otherwise defined herein shall have meanings assigned to such terms in the Offer to Purchase or the Schedule TO.

Item 1. Summary Term Sheet

  Not modified.

Item 2. Subject Company Information.

  Item 2 is amended and supplemented as follows:

  In Section "8 Certain Information Concerning the Company" under the heading "Other Financial Information" a new column is added to the table as follows:

                                                                      As of
                                                                  June 30, 2003
                                                                  -------------
                                                                  (in millions)
     Total Revenue...............................................    $250.0
     Gross Profits...............................................    $197.5
     Income from Operations......................................    $ 42.5

Item 3. Identity and Background of Filing Person

  Not modified.

Item 4. Terms of the Transaction

  Item 4 is amended and supplemented as follows:

  In the Section "11. Purpose of the Offer; Plans for the Company; The Merger", the first seven paragraphs of the subsection entitled "Employment Contracts and Change-in-Control Arrangements" are hereby supplemented and amended by the following:

  The last sentence of the first paragraph of the subsection entitled "Employment Contracts and Change-in-Control Arrangements" is replaced with the following:

  Were Mr. Boone's termination, as such term is defined in the Severance Agreement, to occur, Mr. Boone would be entitled to receive, among other things, approximately $216,124, constituting the severance compensation described above, and 79,792 options would be fully vested.

  The second sentence of the second paragraph of the subsection entitled "Employment Contracts and Change-in-Control Arrangements" is replaced with the following:

  This agreement includes, among other things, payment of base salary for two years from termination in the event of involuntary termination without cause, or a total of $400,000 paid over the course of two years.

  The last sentence of the second paragraph of the subsection entitled "Employment Contracts and Change-in-Control Arrangements" is replaced with the following:

  Were Mr. Cardman's termination, as such term is defined in the Severance Agreement, to occur, Mr. Cardman would be entitled to receive, among other things, approximately $773,075, constituting the severance compensation described above, and 186,935 options would be fully vested.

  The last sentence of the third paragraph of the subsection entitled "Employment Contracts and Change-in-Control Arrangements" is replaced with the following:

  Were Mr. Fiore's termination, as such term is defined in the Severance Agreement, to occur, Mr. Fiore would be entitled to receive, among other things, approximately $605,065, constituting the severance compensation described above, and 77,500 options would be fully vested.

  The last sentence of the fifth paragraph of the subsection entitled "Employment Contracts and Change-in-Control Arrangements" is replaced with the following:

  Were Mr. Line's termination, as such term is defined in the Severance Agreement, to occur, Mr. Line would be entitled to receive, among other things, approximately $800,209, constituting the severance compensation described above, and 97,291 options would be fully vested.

  The last sentence of the sixth paragraph of the subsection entitled "Employment Contracts and Change-in-Control Arrangements" is replaced with the following:

  Were Mr. Mullanix's termination, as such term is defined in the Severance Agreement, to occur, Mr. Mullanix would be entitled to receive, among other things, approximately $160,001, constituting the severance compensation described above, and 60,000 options would be fully vested.

  The last sentence of the seventh paragraph of the subsection entitled "Employment Contracts and Change-in-Control Arrangements" is replaced with the following:

  Were Mr. Olsen's termination, as such term is defined in the Severance Agreement, to occur, Mr. Olsen would be entitled to receive, among other things, approximately, $229,796, constituting the severance compensation described above, and 163,542 options would be fully vested.

  The second sentence of the eighth paragraph of the subsection entitled "Employment Contracts and Change-in-Control Arrangements" is replaced with the following:

  Mr. Fiore's employment agreement provides for a single payment equal to one year's salary upon termination without cause, or a total of $165,000, provided Mr. Fiore enters into a standard release and termination agreement.

  The subsection "Offer Letters" is hereby amended and supplemented with the following:

  The last sentence of the sixth paragraph is replaced with the following:

  On December 28, 2000, Mr. Olson accepted the terms of his Offer Letter dated December 4, 2000.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

  Item 5 is amended and supplemented as follows:

  The non-binding indication of interest made by Bidder A on August 31, 2000 and the verbal indication of interest made by Bidder A at a meeting on September 25, 2000 both included prices per share that were lower than the Offer Price. None of the proposals or indications of interest submitted by Bidder A included a higher price per share than the Offer Price.

Item 6. Purposes of the Transaction and Plans or Proposals

  Not modified.

Item 7. Source and Amount of Funds

  Item 7 is amended and supplemented as follows:

  The fourth sentence of the first paragraph of Section 12 of the Offer to Purchase is replaced with the following:

  Parent plans to make these contributions or advances from cash on hand , as well as with proceeds of Parent's commercial paper issuances or other short term borrowings under Parent's Five Year Credit Agreement, dated as of November 5, 1999, the term of which has been extended by one year to November 5, 2005, with Citicorp USA, Inc., as Administrative Agent, and the other parties thereto (the "Five Year Credit Agreement"), Parent's 364-Day Credit Agreement, dated as of November 5, 1999, which was amended and restated as of November 3, 2000, without material change, each with Salomon Smith Barney Inc. as Lead Arranger and Sole Book Manager (the "364-Day Credit Agreement") and an uncommitted credit facility to be provided to Parent by Chase Manhattan Bank (the "Uncommitted Facility" and, together with the Five Year Credit Agreement and the 364-Day Credit Agreement, the "Credit Facilities").

  In the first sentence of the third paragraph of Section 12 of the Offer to Purchase, the phrase "Credit Agreement" is replaced with "Credit Facility".

  The last sentence of the third paragraph of Section 12 of the Offer to Purchase is replaced with the following:

  "Parent intends to repay borrowings under the Credit Facilities from working capital, funds provided by future operations and from the proceeds from the sale of assets."

Item 8. Interest in Securities of the Subject Company

  Not modified.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

  Not modified.

Item 10. Financial Statements

  Not modified.

Item 11. Certain Legal Matters

  Item 11 is amended and supplemented as follows:

  The seventh paragraph has been revised as follows:

  On December 11, 2000, Parent filed with the Fair Trade Commission of the Republic of China in Taiwan for approval of the Merger Sub's acquisition of the Shares pursuant to the Offer. On December 28, 2000, approval of the proposed transaction was granted.

Item 12. Exhibits

The following are attached as exhibits to this Schedule TO:

 Exhibit
  Number                           Exhibit Description
 -------                           -------------------
 (a)(1)*  Offer to Purchase

 (a)(2)*  Letter of Transmittal

 (a)(3)*  Notice of Guaranteed Delivery

 (a)(4)*  Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9

 (a)(5)* Letter to brokers, dealers, commercial banks, trust companies and other nominees

 (a)(6)* Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients

 (a)(7)* Summary newspaper advertisement, dated December 6, 2000, as published in The Wall Street Journal

 (a)(8)* Press release issued by Parent on November 27, 2000 (incorporated by reference to Exhibit 99.1 of the schedule TO-C filed by Parent on November 27, 2000)
 (a)(9)* Presentation to analysts on November 27, 2000 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent on December 4, 2000)
 (a)(10)* Press release issued by Parent and Company on December 26, 2000

 (b)      None

 (d)(1)*  Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4,
          2000)
 (d)(2)*  Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and
          certain stockholders of Objective Systems Integrators,
          Inc.(incorporated by reference to Exhibit 99.1(B) of the Schedule 13D filed by Parent on December 4, 2000)
 (d)(3)*  Offer Letters from Agilent Technologies, Inc. to each of Jeffrey
          Boone, Philip Cardman, Lawrence Fiore, Roger Hosier, Bud Mullanix and
          Jim Olsen, Dated December 4, 2000
 (d)(4)*  Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4,
          2000)
 (d)(5)*  Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and
          certain stockholders of Objective Systems Integrators, Inc.
          (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4, 2000)
 (d)(6)*  Offer Letters from Agilent Technologies, Inc. to each of Dan Line,
          Jeffrey Boone and Lawrence Fiore

 (d)(7)* 364-Day Credit Agreement with Salomon Smith Barney as lead arranger and sole book manager (incorporated by reference to Exhibit 2.15 of the Parent's Registration Statement on Form S-1)
 (d)(8)*  Five Year Credit Agreement with Citicorp USA, Inc. as Administrative
          Agent (incorporated by reference to Exhibit 2.16 of the Parent's
          Registration Statement on Form S-1)
 (d)(9)   Fixed Rate Promissory Note with Chase Manhattan Bank dated December
          21, 2000

 (d)(10)  364-Day Credit Agreement with Citicorp USA as Agent, dated January 2,
          2001

 (d)(11)  Amended and Restated 364-Day Credit Agreement with Salomon Smith
          Barney as Lead Arranger and Sole Book Manager

 (d)(12)  Press Release issued by Parent and Company on January 3, 2000
          (incorporated by reference to Exhibit (a)(1)(j) of the Schedule 14D-
          9) filed by the Company on December 6, 2000
 (g)      None

 (h)      None

--------
*  Previously filed

Item 13. Information Required by Schedule 13e-3

Not modified.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          TAHOE ACQUISITION CORP.

                                               /s/ Marie Oh Huber
                                          By: _________________________________
                                             Name: Marie Oh Huber
                                             Title: Vice President, Assistant
                                                    General Counsel and
                                                    Assistant Secretary

                                          AGILENT TECHNOLOGIES, INC.

                                               /s/ Marie Oh Huber
                                          By: _________________________________
                                             Name: Marie Oh Huber
                                             Title:   Vice President,
                                                      Assistant General
                                                      Counsel and Assistant
                                                      Secretary

January 3, 2001

                                 EXHIBIT INDEX

 Exhibit
  Number                           Exhibit Description
 -------                           -------------------

 (a)(1)*  Offer to Purchase

 (a)(2)*  Letter of Transmittal

 (a)(3)*  Notice of Guaranteed Delivery

 (a)(4)*  Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9

 (a)(5)* Letter to brokers, dealers, commercial banks, trust companies and other nominees

 (a)(6)* Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients

 (a)(7)* Summary newspaper advertisement, dated December 6, 2000, as published in The Wall Street Journal

 (a)(8)* Press release issued by Parent on November 27, 2000 (incorporated by reference to Exhibit 99.1 of the schedule TO-C filed by Parent on November 27, 2000)
 (a)(9)* Presentation to analysts on November 27, 2000 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent on December 4, 2000)
 (a)(10)* Press release issued by Parent and Company on December 26, 2000

 (b)      None

 (d)(1)*  Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4,
          2000)
 (d)(2)*  Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and
          certain stockholders of Objective Systems Integrators,
          Inc.(incorporated by reference to Exhibit 99.1(B) of the Schedule 13D filed by Parent on December 4, 2000)
 (d)(3)*  Offer Letters from Agilent Technologies, Inc. to each of Jeffrey
          Boone, Philip Cardman, Lawrence Fiore, Roger Hosier, Bud Mullanix and
          Jim Olsen, Dated December 4, 2000
 (d)(4)*  Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4,
          2000)
 (d)(5)*  Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and
          certain stockholders of Objective Systems Integrators, Inc.
          (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4, 2000)
 (d)(6)*  Offer Letters from Agilent Technologies, Inc. to each of Dan Line,
          Jeffrey Boone and Lawrence Fiore

 (d)(7)* 364-Day Credit Agreement with Salomon Smith Barney as lead arranger and sole book manager (incorporated by reference to Exhibit 2.15 of the Parent's Registration Statement on Form S-1)
 (d)(8)*  Five Year Credit Agreement with Citicorp USA, Inc. as Administrative
          Agent (incorporated by reference to Exhibit 2.16 of the Parent's
          Registration Statement on Form S-1)
 (d)(9)   Fixed Rate Promissory Note with Chase Manhattan Bank dated December
          21, 2000

 (d)(10)  364-Day Credit Agreement with Citicorp USA as Agent, dated January 2,
          2001

 (d)(11)  Amended and Restated 364-Day Credit Agreement with Salomon Smith
          Barney as Lead Arranger and Sole Book Manager

 (d)(12)  Press Release issued by Parent and Company on January 3, 2000
          (incorporated by reference to Exhibit (a)(1)(j) of the Schedule 14D-
          9) filed by the Company on December 6, 2000
 (g)      None

 (h)      None

--------
*  Previously filed